
We've mastered shaving
Down Under
OSCAR
www.oscarshaveclub.com



WHO

We're on a mission to create the *very* best shave experience selling **razors** and **natural skincare** online.

Either on subscription <u>or</u> on demand.

That means great quality, while saving you time *and* money.

WHY ONLINE



SAVE TIME
delivered to your door



SAVE MONEY
no middle man



QUALITY
without the price tag

HOW WE'RE DIFFERENT



Natural
skincare



American
made razors



Customers
before profit



CUSTOMERS LOVE US!

2300+ reviews | 4.7 stars*

" *My husband and I have found OSCAR Razor to be the best blades we have ever used. Not only are all the products awesome, but the customer service is excellent too. Keep up the great work!*

Nicole B

" *Personally, I hate buying razors so this suits me perfectly. I pay for a year's supply of razors and never worry about running out of razors the day before a big meeting. Love it.* **Brian G**

" *I have been buying razors for over 40yrs & finally have found a razor that is quality for the price. Love the auto renewals & know I'll never been without a new blade when I need it.*

Rob T

*oscarrazor.com.au


G'day USA
"Like Crocodile Dundee, Vegemite and the Hemsworth brothers,
Australian favourites are best shared with Americans"
So we've decided to launch 'OSCAR' in the US....


HOW BIG
$3.4
Billion
Total shave market
60
Million
US wet shavers
(male and female)

GROWING MARKET

eCommerce continues to grow & CPG market-share shift to smaller players.



In 2017, retail ecommerce sales worldwide amounted to 2.3 trillion US dollars and is projected to grow to 4.88 trillion in 2021 (Statista, 2018). Ecommerce sales account for just 8% of total retail sales in the U.S. (Smartinsights, 2017)

Between 2011 and 2015, **$18 billion in market share shifted away from large CPG companies to smaller players.** And in 2015, 90 percent of the top 100 CPG brands lost market share, with 62 of them experiencing declining sales.

Consumer packaged goods (CPG) are items used daily by average consumers that require routine replacement or replenishment, such as food, beverages, clothes, tobacco, makeup, and household products.

SUBSCRIPTION ECONOMY

growing 100%+ over past five years*



Save time



Save money

* McKinsey & Company

IDEAL FOR



Deodorant



Razors



Tampons

WHO ELSE



Dollar Shave Club

Made in Korea



Harry's

Made in Germany

*Our razors are proudly **'Made in USA'.***

 'SOFTWARE'



Shave Oil



Shave Gel



Moisturiser*



Deodorant*



Body Wash*

planned

TEAM



Ellen de Vries
Co-founder



Oscar de Vries
Founder & CEO



Carly Martinetti
PR Manager


We're now launching 'OSCAR' in the US and are inviting **YOU** to become a Founding Shareholder
https://wefunder.com/oscar.razor



$1M RAISE

20
%

Discount

250K*
$

Early Bird Discount

5M
$

Valuation cap

*First $250K will invest in a SAFE with a **$4M** valuation cap and 20% discount.